UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

ANADYS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03252Q408

(CUSIP Number of Class of Securities)

Stephen T. Worland, Ph.D.

President and Chief Executive Officer

Anadys Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, CA 92121

(858) 530-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Thomas A. Coll, Esq.

Steve Przesmicki, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Anadys Pharmaceuticals, Inc., a Delaware corporation (“Anadys” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, as amended by Amendment No. 1, filed with the SEC on November 9, 2011, relating to the tender offer by Bryce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation, to purchase all the issued and outstanding shares of Anadys’ common stock, $0.001 par value per share, at a price of $3.70 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third full paragraph on page 16 under the heading “Background of Offer” and replacing it with the following paragraph:

During the week of October 10, 2011, Parties A, B and C were informed that the Company had received an offer and that such parties would have to act quickly if they were interested in submitting a bid. On October 10, 2010, senior management had a conference call with Party B to review the unblinded 12-week data from the Phase IIb trial of setrobuvir. Each of these parties reconfirmed that it was not interested in making a bid to acquire the Company. On October 13, 2011, the Company publicly released its unblinded 12-week data from the Phase IIb trial of setrobuvir, but the market reaction to this disclosure was negligible.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the fifth full paragraph on page 16 under the heading “Background of Offer” and replacing it with the following paragraph:

On October 12, 2011, the Company’s board of directors held a telephonic meeting with senior management of the Company and representatives of Lazard and Cooley participating. During this meeting, representatives of Cooley updated the Company’s board of directors on the status of the negotiations of the merger agreement. Lazard again discussed with the board financial aspects of Roche’s $3.70 per share purchase price. The board discussed the proposed sale to Roche and the Company’s strategic alternatives, including remaining as a stand-alone company. The board considered the $850 million in capital that the Company believed it would need to raise to fund the clinical development of setrobuvir and ANA773 through marketing approval and commercial launch and the risks relating to the alternatives. The board of directors discussed its previously attempted strategy to cause Roche to raise its offer above $3.70 per share, considering that the Company had not received acquisition proposals from any other parties. The board concluded that there was risk that the Company would lose the Roche proposal if it demanded a higher price after Citi had communicated that Roche’s final offer was $3.70 per share. The Company’s board of directors also considered the potential for creating value for the stockholders in excess of the current potential sale price of $3.70 per share, considering the amount of potential dilution to the number of shares outstanding that would be required to fund the Company through commercial launch of its products. The board concluded that the Company should continue to pursue the potential sale of the Company.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first full paragraph on page 21 under the heading “Certain Financial Projections” and replacing it with the following paragraph:

In preparing the financial projections, the Company’s management made assumptions and estimates with respect to the use of setrobuvir in a combination drug treatment regimen for hepatitis C patients, the use of ANA773 in a combination drug treatment regimen for hepatitis B patients, the probability of obtaining marketing approval for setrobuvir and ANA773, the expected launch dates for setrobuvir and ANA773, annual treatment costs for each drug, market penetration and peak penetration rates, the patent life and market exclusivity for each drug candidate expiring as of 2029 (based on expected patent expirations and extensions), clinical development expense to commercial launch of each drug candidate and post-marketing commitments, cost of goods sold, marketing and other expenses as well as numerous estimates and assumptions with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. Management assumed with respect to setrobuvir a 2016 United States product launch, a $30,000 per year treatment cost with growth each year, a 2017 launch in the rest of the world, peak penetration in five years, with 25% share for oral regimens and 10% share for quad regimens, and a 74% cumulative probability of launch. Management assumed with respect to ANA773 a 2019 product launch, a $10,000 per year treatment cost with growth each year, peak penetration in five years, and a 24% cumulative probability of launch. The Company’s management also assumed that the Company would need to raise approximately $850 million in additional capital through 2018 in order to fund the remaining clinical development and commercial launch of setrobuvir and ANA773. Of this $850 million, the Company estimates approximately $328 million in development costs for ANA773 and the balance, including general and administrative costs, for further development and commercialization of setrobuvir. In addition, the financial projections did not address the number of additional shares that may have had to be issued in conjunction with future financings, which issuance would be expected to diminish the value recognizable by current stockholders. The projections further assume that the Company would be able to raise this additional capital when needed in order to meet the projected development and commercial launch schedule. The financial projections assume that the Company is limited to using $4.1 million per year in net operating losses to offset any taxable income during the period from 2012 until 2029 (without considering any further limitation to the use of net operating losses that might result from the future issuance of shares in connection with the expected financing transactions). The usage of NOLs was assumed to be limited to $4.1 million per year for the period 2012-2029 because of Section 382 limitations resulting from prior changes in ownership.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first paragraph under the heading “Sum-of-the-Parts Net Present Value Analysis” on page 25 and replacing it with the following paragraph:

Lazard performed a sum-of-the-parts net present value analysis to calculate the estimated net present value of the free cash flows that the Company was forecasted to generate from its product candidates and other assets during the fiscal years ending December 31, 2012 through 2030 (the period ending two years beyond the expected market exclusivity of the Company’s product candidates) based on internal estimates of the Company’s management. Lazard calculated a range of implied net present values of (i) the stand-alone, projected probability-adjusted unlevered free cash flows associated with the Company’s setrobuvir product candidate, (ii) the Company’s net operating loss carryforwards expected by the Company’s management to be utilized by the Company to reduce future federal income taxes payable by the Company, (iii) the Company’s projected net cash as of December 31, 2011, and (iv) the stand-alone, projected probability-adjusted unlevered free cash flows associated with the Company’s ANA773 product candidate. Present values (as of December 31, 2011) of cash flows and net operating loss carryforwards were calculated using discount rates ranging from 15% to 19%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation. The implied net present values of the Company’s product candidates and other assets were approximately $1.18 to $3.20 per share for setrobuvir, $1.08 to $1.34 per share for net operating loss carryforwards, $0.16 to $0.17 per share for net cash and $(0.27) to $0.22 per share for ANA773. This analysis indicated the following approximate overall implied per share equity value reference range for the Company, as compared to the $3.70 per share consideration:

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the language beneath the tables under the heading “Selected Companies Analysis” beginning on page 26 and replacing it with the following language:

Lazard reviewed, among other things, technology values of the selected companies, calculated as equity value, based on closing stock prices on October 14, 2011, less cash and cash equivalents, plus debt, per expected marketed product of the selected company. The number of expected marketed products was derived by applying cumulative probabilities of marketing approval to product candidates based on a study entitled “The Cost of Biopharmaceutical R&D: Is Biotech Different?” published by the Tufts Center for the Study of Drug Development, Tufts University, in 2007, which indicated that a 64% probability should be applied to product candidates in phase III, a 36% probability should be applied to product candidates in phase II, a 30% probability should be applied to product candidates in phase I and a 12% probability should be applied to preclinical product candidates. The overall low, median, mean and high expected number of

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marketed products derived for the selected companies were 0.7, 1.0, 1.0 and 1.4, respectively, and the overall low, median, mean and high implied technology values per expected products implied for the selected companies were approximately $80 million, $272 million, $261 million and $566 million, respectively. Lazard then applied the low to high implied technology values per expected products range derived for the selected companies to the 0.7 expected number of marketed products implied for the Company’s pipeline of product candidates. Financial data of the selected companies and the Company were based on public filings and other publicly available information. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the $3.70 per share consideration:

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the language beneath the tables under the heading “Selected Precedent Transactions Analysis” beginning on page 27 and replacing it with the following language:

Lazard reviewed, among other things, technology values of the selected transactions, calculated as the equity value implied for the target company based on the upfront consideration payable in the selected transaction, less cash and cash equivalents, plus debt. The overall low, median, mean and high implied technology values derived for the selected transactions were approximately $62 million, $150 million, $217 million and $459 million, respectively (excluding the implied technology value for the Bristol-Myers Squibb Company/ZymoGenetics, Inc. transaction of approximately $735 million, which transaction was viewed as an outlier given the different treatment modality for HCV and additional pipeline products of ZymoGenetics, Inc.). Lazard then calculated an implied per share equity reference range for the Company based on the low to high implied technology value range derived from the selected transactions plus the Company’s net cash as of December 31, 2011. Financial data of the selected transactions were based on publicly available information. Financial data of the Company were based on internal estimates of the Company’s management and publicly available information. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the $3.70 per share consideration:

Item	8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Litigation Relating to the Offer and the Merger” and replacing it with the following paragraph:

Beginning on October 20, 2011, three separate, putative class action lawsuits challenging the merger were filed in the Superior Court of the State of California, County of San Diego (the “Court”). These lawsuits, captioned Hammad v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099789-CU-BT-CTL), Maestro v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099895-CU-SL-CTL) and Shabtai v. Worland (Case No. 37-2011-00099995-CU-SL-CTL), were filed against the Company, the individual members of the Company’s board of directors, Purchaser and Parent. The Maestro action also names the Guarantor as a defendant. On October 25, 2011, the Superior Court of the State of California, County of San Diego entered an order that, among other things, consolidated the Hammad v. Anadys Pharmaceuticals, Inc. and Maestro v. Anadys Pharmaceuticals, Inc. lawsuits under the caption In re Anadys Pharmaceuticals, Inc. Shareholder Litigation (Case No. 37-2011-00099789-CU-BT-CTL), designated the Hammad v. Anadys Pharmaceuticals, Inc. complaint as the operative complaint, and appointed co-lead counsel for plaintiffs and liaison counsel for plaintiffs. The lawsuits generally allege, among other things, that the members of the Company’s board of directors breached their fiduciary duties owed to the Company’s stockholders by approving the proposed merger and entering into a merger agreement containing preclusive deal-protection devices, by failing to take steps to maximize value to the Company’s stockholders, and by ignoring alleged conflicts of interest. The lawsuits also allege that the Company, Purchaser, Parent, and/or Guarantor aided and abetted such breaches of fiduciary duties. On November 4, 2011, the plaintiffs in In re Anadys Pharmaceuticals, Inc. Shareholder Litigation filed a consolidated complaint, which, in addition to the aforementioned claims, alleges that the Schedule 14D-9 filed by the Company with the SEC on October 25, 2011 contains material misstatements and/or omissions. The plaintiffs in these actions generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the

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proposed merger, damages and attorneys’ fees and costs, and other forms of relief. On November 15, 2011, the parties to the actions described above agreed in principle to settle the litigation by executing a memorandum of understanding (“MOU”). Pursuant to the MOU, the parties agreed that Anadys would make certain supplemental disclosures in this amended Schedule 14D-9, and defendants will receive a release from any and all claims relating to, among other things, the merger. Defendants have denied, and continue to deny, all allegations of wrongdoing in the actions. Defendants believe that they acted properly at all times, and maintain that they have committed no disclosure violations or any breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but agreed in principle to settle the actions to avoid the burden, expense, and risk of further litigation. The settlement contemplated by the MOU is subject to approval by the Court and contingent on, among other things, consummation of the merger, completion of confirmatory discovery, and class certification. In connection with the settlement, Anadys or its successor-in-interest has agreed to pay to plaintiffs’ counsel for their fees and expenses an amount up to $350,000, subject to court approval. In the event that the settlement is not approved and such conditions are not satisfied, the Company will continue to vigorously defend these actions.

On November 11, 2011, a purported stockholder of Anadys filed a putative class action lawsuit challenging the merger in the United States District Court for the Southern District of California. The lawsuit, captioned Christensen v. Papadopoulos (Case No. 11-CV-2636-MMA-BGS), was filed against the Company, the individual members of the Company’s board of directors, Purchaser, Parent, and Guarantor. The complaint alleges substantially similar claims as the complaints described above that were filed in the Superior Court of the State of California, County of San Diego. The complaint also includes claims under Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9 based on allegations that the Schedule 14D-9 was materially misleading or omissive. Defendants believe that they acted properly at all times, maintain that they have committed no disclosure violations or any breach of duty, and deny all of the allegations of wrongdoing in this action.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADYS PHARMACEUTICALS, INC.

By:	/s/ Peter T. Slover
Name:	Peter T. Slover
Title:	Vice President, Finance and Operations

Dated: November 15, 2011

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